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                                                                    EXHIBIT 99.1

                         [QUINTALINUX, LTD. LETTERHEAD]

COMPANY CONTACT                             INVESTOR RELATIONS CONTACT
David C.V. Lee, CEO                         Lisa S. Arnold, Director
Quintalinux, Ltd.                           Wall Street Investor Relations Corp.
(852) 2904-0303                             301-907-4092
davidlee@quintalinux.com                    lsarnold@wallstreetir.com


        QUINTALINUX LIMITED ENGAGES WALL STREET INVESTOR RELATIONS CORP.

HONG KONG.--July 31, 2001--Quintalinux Limited (Nasdaq NM: QLNX - news), a leading technology provider in the People's Republic of China and Hong Kong, offering state-of-the-art, high technology solutions for intelligent buildings, interior construction, systems design and integration, and Linux applications development, today announced that it has engaged Wall Street Investor Relations Corp. (WSIR) to provide the Company with advice and support in its investor relations program.

Wall Street Investor Relations ("WSIR"), a consulting firm founded and operated by senior institutional equity industry professionals, will conduct a dynamic campaign to increase investor awareness of Quintalinux and its exceptional investment merits. Joe Zappulla, president and CEO of WSIR, commented, "Quintalinux is an emerging star in the Asian market, combining information and systems technology with high technology construction. The growth opportunities in Asia and China provide a strong market for Quintalinux's diverse offerings. We are eager to introduce Quintalinux's potential investment prospects to the investment community."

David Lee, Quintalinux Limited's CEO, added, "Over our company's twenty-one year history, it has evolved into a total solutions provider for intelligent buildings. As we continue to diversify our revenue stream with synergistic business lines focused on leading edge building technology our investment merits will become even more compelling." Mr. Lee added, "Wall Street Investor Relations' knowledge of the investment process and credibility with institutional and individual investors will ensure that our story reaches qualified investors in a manner they will understand."

About Quintalinux, Ltd.

Quintalinux is an intelligent building solution provider located in Hong Kong, that provides one-stop solutions including commercial and interior system design, software applications, systems integration, and application development for Linux operating systems serving the Hong Kong and emerging Asian countries, including China. More detail is available at the Company web site: www.quintalinux.com.

About Wall Street Investor Relations Corp.

Wall Street Investor Relations, founded in 1999, is comprised of senior securities industry professionals. Investor relations' campaigns are tailored for each company and designed to achieve and maintain maximum valuations relative to a company's accomplishments, growth potential and general market conditions. Campaigns are developed on a cooperative basis and carried out only by senior professionals, ensuring a comprehensive understanding and representation of each company. Visit the company's web site at:
www.wallstreetir.com


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Some statements in this news release may constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.